United States
Securities and Exchange Commission
Washington, DC 20549

SCHEDULE 13G


Name of Issuer:   Lesco, Inc.

Title of Class of Securities:   Common Stock

CUSIP Number:    526872106

1. Name of Reporting Person:
Kalmar Investments Inc.
51-0261641

2.  Check the appropriate line if a member of a group.
     (a) __________    (b)__________


3. SEC USE ONLY

4.  Citizenship or place of Organization:

	Barley Mill House
	3701 Kennett Pike
	Greenville, DE 19807


Number of		   5.	Sole Voting Power:  -0-
Shares
Beneficially		   6.	Shared Voting Power:  -0-
Owned by each
Reporting person	   7.	Sole Dispositive Power:  516,775
with
			  8.	Shared Dispositive Power:  -0-


9. Aggregate amount beneficially owned by each
reporting person :      516,775


10. Check line ______if the aggregate amount in Row (9) excludes certain shares*


11.  Percent of Class represented by amount in Row 9:   6.44%


12.  Type of Reporting Person:   IA



Item 1.

(a)  Name of Issuer:	.Lesco, Inc.

(b) Address of Issuer's Principal Executive Offices:
	 	20005 Lake Rd.
		Rocky River, OH  44116

Item 2.

(a)  Name of Person Filing:     Kalmar Investments Inc.

(b) Address of Principal Business Office:
  	3701 Kennett Pike, Greenville, DE  19807


c  Citizenship:    USA

(d)  Title of Class of Securities:     Common Stock

(e)  CUSIP Number:   526872106



Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is:

 (e)__X__ Investment Adviser registered under section 203 of the
	     Investment Advisers Act of 1940

Item 4. Ownership

(a) Amount Beneficially Owned:   516,775

(b) Percent of Class:  6.44%

(c) number of shares as to which such person has:
 (i) sole power to vote or to direct the vote:
       	(ii) shared power to vote or to direct the vote:
      	(iii) sole power to dispose or to direct the disposition of:  516,775
      	(iv) shared power to dispose or to direct the disposition of:


Item 10.  Certification


The following certification shall be included if the statement if filed pursuant to Rule 13d-1(b):

I certify below that, to be best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.